

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 9, 2009

Via U.S. Mail

James K. Brata
Chief Financial Officer
TGC Industries, Inc.
101 East Park Boulevard, Suite 955
Plano, Texas 75074

> **Re: TGC Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Response Letter dated February 27, 2009**
> **File Number 001-32472**

Dear Mr. Brata:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14 A Definitive Proxy Statement, filed April 25, 2008

Executive Compensation, page 14

1.   We note you response to our prior comment 1 and your modified disclosure that, for each individual eligible to participate in the bonus pool, senior management's bonus allocation recommendation to the Compensation Committee is based on that "individual's contribution to the Company's profitability during the year."

        Please further modify your disclosure to clarify that the Compensation Committee's decision regarding each such individual's specific bonus award is based on qualitative factors (such as effective leadership and communication) rather than quantitative performance goals (such as specific revenue or earnings targets), as you stated in your response letter.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Tracey L. McNeil at (202) 551-3392, John W. Madison at (202) 551-3296, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director